SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Cooperation and Support Agreement
Telecom Itália x Brazil

Financial Management – CSA – Brazil

Projects 2011 x 2012

Classificação da Informação: Estritamente confidencial

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Cooperation and Support Agreement - Telecom Itália - Brazil

Agreement contents – 2011 versus 2012

-22%
+ 15%
8.000
4548
3.452
K€
Consulting
Outsourcing & Other Services
57%
43%
2012
10.262
5.149
5.113
Consulting
Outsourcing & Other Services
50%
50%
2011
8.890
3.077
5.660
153
Consulting
Outsourcing & Other Services
Plug& Play
34%
64%
2%
2010

The 2012 roadmap value (8.000 K €) has decreased approximately of 22% in comparison to the 2011 value (10.262 K €).

The decrease in total value is due to the sum of several effects: even if consulting services perimeter increase due to the introduction of a new area (Corporate) and of two new legal entities acquired by TIM Part. (Intelig and TIM Fiber) with the related need of consulting projects.

The Outsourcing and Other Services value decrease (from **5.113 K €** in 2011 to **3.452 K €** in 2012. This trend is motivated by the phase out of some services as TIM is demanding more consulting support for analysis and feasibility studies, instead of outsourcing or plug & play, especially for the new two acquired legal entities. This allows TIM Part. to develop specific competences and enable local departments to be independent and manage locally their own platforms

The "**Plug & Play**" value is still zero like in 2010, since no more "plug & play" projects are required by TIM Part..

Classificação da Informação: Estritamente confidencial

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Base: Fairness 2012 - Accenture

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Cooperation and Support Agreement - Telecom Itália - Brazil

Projects 2012

Agreement contents and evaluation perimeter

Breakdown by Project Type	Value (K€)
Consulting	4.548
Outsourcing & Other Services	3.452
Plug & Play	0
Total	**8.000**

Outsourcing &
other services
43%
Consulting
57%
Consulting
Outsourcing & other services

Breakdown by Department	Value (K€)
Network	4.663
Information Technology	2.738
Customer Relations	345
Marketing	170
Sales	48
Corporate	36
Total	**8.000**

Customer
Relations
4%
Marketing
2%
Sales
1%
Corporate
1%
IT
34%
Network
58%
Network
IT
Customer Relations
Marketing
Sales
Corporate

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Cooperation and Support Agreement - Telecom Itália - Brazil

Projects 2012

Agreement contents – Some Figures: Consulting Services

Breakdown by Company	Value (K€)
Tim Brasil	3.059
Intelig	1.327
Tim Fiber	163
Total	**4.549**

INTELIG
29%
TIM Fiber
4%
TIM Brazil
67%
TIM Brazil
INTELIG
TIM Fiber

Breakdown by Department	Value (K€)
Network	3.799
Customer Relations	345
Marketing	170
IT	151
Sales	48
Corporate	36
Total	**4.549**

Customer Relations
8%
Marketing
4%
IT
3%
Sales
1%
Corporate
1%
Network
83%
Network
Customer Relations
Marketing
IT
Sales
Corporate

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Cooperation and Support Agreement - Telecom Itália - Brazil

Projects 2012

Consulting Services Summary

✓ The Network Consulting (3.799 K€) is decreased (of about 10%) from 2011, with renewed projects for 1.895 K€ and new projects for an additional amount of 2653 K€. This decreased is motivated mainly by the consolidation of TIM Brasil Network systems and related competencies, while the new projects are mainly due to TIM Part. new perimeter and related need of consulting support for new Business domains (approximately 1.127 K€);

✓The IT and Corporate Consulting have increased of 100% from 2011 (respectively 150 K€ and 36 K€). IT projects are mainly related to Intelig, (Cloud offering) while Corporate projects include support to the Regulatory Accounting and Purchasing & Logistic.

✓There is a perimeter increase of services offered, due to TIM Part. needs to attack new business domains (Intelig and TIM Fiber). We can identify three kinds of projects for the three areas:

- ✓Projects in continuity with 2011, in order to complete a knowledge sharing or activities already started in 2011 (e.g.: SIM Card, Social Network, …)
- ✓ Projects requested by TIM Part. in order to update local functions with the new strategies, offers, promotions developed by TI, that could be applied also to the brasilian market, especially for Wireline (e.g. Multi-channel, …)
- ✓ Brand new projects due to new business domain (TIM Fiber).

Consulting
+67%
-12%
3.077
5.149
4.548
K€ 2010
K€ 2011
K€ 2012

Value of Activities (K€)
Year 2012 4.548€
New Activities
Renewed Services
Δ Activities: 2.653 K€
Renewed Activities: 1.895K€
• Network: +2119 K €
• Customer Relation: +276 K €
• IT: +150 K €
• MKTG: +70 K €
• Corporate: +36 K €
Δ Unit Price/ Man-day (*): 0
Unit Price Man-day(€)

Classificação da Informação: Estritamente confidencial

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Cooperation and Support Agreement - Telecom Itália - Brazil

Projects 2012

*Business Consulting – Italy & Brasil Market Price List**

Are proposed TI daily rates for "Business Consulting – like" services in line with standard market prices.

Business Consulting Companies Fees: TI (Italy) Price List (**)

€/man day	A	B	C	D	E	F	G	AVG (Average daily rate)
Senior Manager	2.480	2.000	2.117	1.800	1.760	1.760	1.143	1.947
Manager	2.080	1.760	1.742	1.680	1.472	1.360	1.178	1.611
Senior Consultant	1.680	1.480	1.116	1.480	1.024	-	1.120	1.129

€/man day	T.I. (***)
Senior Manager	1.085
Manager	665
Senior Consultant	490

T.I. Blended (1): 680

Average range – Analysis on Italian rates (****)

€/man day	Min	Max
Average rates	990	1.485

T.I. Blended (1): 680

Average range – Analysis on Brasilian rates (****)

€/man day	Min	Max
Average rates	1.872	2.108

TI daily rates and blended rate have been compared both with Business Consulting Price List at TI and with an average market range. In both cases these daily rates can be considered in line with standard market prices.

(*) Analysis done on the Italian Business Consulting Market because resources involved on this cooperation agreement are from Italy. Brasil Market price has been included to compare prices TIM Brasil could find for similar services within the brasilian market.

(**) These values refer to major Business Consulting Firms Price List in Telecom Italia for Italian resources. These values do not consider expenses and commercial discount. Values confirmed by TI for 2009 and 2010, discounted of 20% for 2011 to reflect Consulting price's decrease (due to the European economic situation) have been maintained for analysis in 2012, even if Consulting rates are decreasing in European market of about 10-15%.

(***) Values confirmed by TI also for 2012.

(****) This average range refers to an internal analysis on Global Business Consulting firms based on benchmark cross-industry daily rates and pyramids. Rates do not consider expenses and commercial discount. Italian market shows a reduction of about 10% while Brasilian market prices are increasing of about 7%.

(1) TI Blended calculated only on mandays, excluding the daily tariff for Travel & Lodge.

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Cooperation and Support Agreement - Telecom Itália - Brazil

Projects 2012

Consulting Services – Man days and Price List

Planned consulting services will involve skilled professional profiles correspondent to following Business Consulting profiles:

- Senior Manager (SM)
- Manager (M)
- Senior Consultant (SC) or Professional

Proposed effort in man days by professional profile can be summarized as follow:

		Value (K€)	Tot.	S.M.	M.	S.C.	# Projects	Blended Price (**)
	Network (*)	3.799	-	-	-	-	27	-
Of which:	Network (internal manpower)	3.714	5.243	524	2.097	2.621	26	725 €/md
	Network (external costs)	85	-	-	-	-	1	-
	Customer Relations	345	314	102	134	78	12	1.099 €/md
	Marketing	170	152	47	62	43	5	1.118 €/md
	IT	150	154	25	90	39	4	980 €/md
	Sales	48	45	15	19	11	2	1.073 €/md
	Corporate	36	32	10	15	7	2	1.130 €/md
	Total (***)	**4.548**	**5.940**	**723**	**2.417**	**2.799**	**52**	**680 €/md**

The average blended rate **decreased of about 20%** compared to 2011 (853 €/md for 2011).

(*) The Network Consulting value must be split into two components: internal costs related to manpower activities (3.714 K€) and external costs (85€), related to activities supplied by external vendors, needed to provide specific competences for processes already implemented in TI.
(**)This blended price includes travel & lodge expenses for a total amount of 490 €/man day for the agreed 'out-of-town' days for Network and 700 €/man day for Marketing, Customer Relation, Sales, Corporate & IT.
(***) Overall blended rate for TI Consulting Services.

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TIM
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Cooperation and Support Agreement - Telecom Itália - Brazil

Projects 2012

Outsourcing and Other Services: IT rates

Proposed services have been valorized using the following blended daily rates for internal personnel:

€/man day	Value
T.I. Internal (*)	343

Are proposed daily rates in line with standard market prices?

Average range – Analysis on Italian rates (**)

€/man day	Min	Max
Average rates	400	540

Average range – Analysis on brasilian rates (***)

€/man day	Min	Max
Average rates	390	560

TI daily rates have been compared with an average range for similar services assessed on the market.

Daily rates can be considered in line with standard market prices.

(*) Average gross daily rates derived from figures provided by IT for medium/high seniority levels. There are no details on overall applied pyramids.

(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates have to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.

(***) Brasilian rates have been inserted to evaluate prices available for TIM Part. in the Brasilian Market.

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Cooperation and Support Agreement - Telecom Itália - Brazil

Projects 2012

Outsourcing and Other Services: Network rates

Proposed services have been valorized using the following blended daily rates for internal personnel:

€/man day	Value
T.I. Internal (*)	304

Are proposed daily rates in line with standard market prices?

Average range – Analysis on Italian rates (**)

€/man day	Min	Max
Average rates	297	440

Average range – Analysis on brasilian rates (***)

€/man day	Min	Max
Average rates	280	390

TI daily rates have been compared with an average range for similar services assessed on the market.

Daily rates can be considered in line with standard market prices.

(*) Average daily rates derived from figures provided by Network. There are no details on applied pyramids and involved seniority level.

(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates have to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.

(***) Brasilian rates have been inserted to evaluate prices available for TIM Part. in the brasilian Market.

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Cooperation and Support Agreement - Telecom Itália - Brazil

Projects 2012

Agreement contents – Some Figures: Outsourcing and Other Services

"Top projects" represents approximately the 99% of all "**Outsourcing and Other Services**" projects; this type of projects refers only to TIM Brazil legal entity and to Network and IT departments.

Outsourcing & Other Services	Value (K€)
Revenue Assurance (RAP)	1.040
PCS	803
SCTR	745
TGDS – Maint. Services	224
TGDS - License Fee	155
Guitar 2G/3G - License Renewal	140
VAS Evolution	120
iNMS - Evolution Maint. Services	100
SANS – License Fee + Maint. Services	95
Others (*)	30
Total	**3.452**

(*) Projects whose individual value is minor than 95K€. Weighted value for non Top Project is about 1%.

SANS Licence Fee + Maintenance Services 3%
iNMS - Evolution Maintenance Services 3%
VAS Evolution 3%
Guitar 2G/3G - Licence Renewal 4%
TGDS License Fee 5%
Operation & Maintenance for TGDS 6%
Others not top (Erato) 1%
Revenue Assurance (RAP) 30%
PCS 23%
Interconnec billing (SCTR) 22%

Outsourcing and Other Services total value is consistent with that of 2011 for renewed services, in terms of pricing, man days and related weight; the **decrease** of total value **(-32%)** refers basically to a perimeter reduction of services offered, motivated by the increased competences in TIM Brazil that allow an independent management of systems:

- For **IT** there is a consistent perimeter decrease mainly due to the retirement of three systems (DBR, IRMA, Mobile Advertising platform), substituted by local tools managed independently by TIM Part IT from 2012 and to the elimination of services (e.g.: security governance) that are now covered by the competences built in TIM Brazil itself.
- For **Network** there is a very light perimeter increase due to the introduction of a new O&M service (VAS Evolution) and by the moving of the I-NMS platform O&M from the IT to the Network responsibility.

Value of services K€
-9,7%
-32%
Outs.& Other Sev.s
5.660
(64%)
4.835
(85%)
IT
825
(15%)
Network
2010
Outs.& Other Sev.s
5.113
(50%)
4.350
(85%)
IT
763
(15%)
Network
2011
Outs.& Other Sev.s
3.452
(43%)
2.588
(75%)
IT
864
(25%)
Network
2012

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Contrato Cooperação e Suporte – Telecom Italia

Projetos 2012

Conclusion - Some Highlights

- Roadmap Evolution -

16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
14.521
8.632
10.512
8.890
10.262
8.000
2007
2008
2009
2010
2011
2012
Consulting
Outsourcing&Other Services
Plug&Play
Tot

- Roadmap Evolution -

5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,454
1,581
2,361
3,077
5,149
4,548
2007
2008
2009
2010
2011
2012
Marketing
Sales
Network
COP
IT
Corporate
Total

The Roadmap for 2012, in comparison with 2011, widen its perimeter, including the new acquired companies Intelig and TIM Fiber and related projects.

- The total value of the Cooperation Support Agreement for 2012 has decreased of 22%, maintaining the descending trend and representing the lowest value since 2007.
- During the years, Consulting Services have been increasing (even if 2012 registers a reduction of about 11%), while Outsourcing and other services have been decreasing, mainly motivated by:
  - Need of more consulting services to support new business domains, offering and services;
  - The increased competencies in TIM Brazil that allow an independent management of systems and related reduction of TI services.
- No new Plug & Play projects have been developed since 2010.

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TIM
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Cooperation and Support Agreement - Telecom Itália - Brazil

Projects 2011

Orçado 2011 versus Realizado

Áreas	Budget 2011 - Roadmap (Euro)	Used value 2011 (Euro)
Vendas	160.000	113.698
Marketing	455.000	302.190
Customer Operations*	300.000	244.493
Tecnologia da Informação	4.350.000	4.182.000
Rede	4.996.674	4.996.674
Grand Total	**10.261.674**	**9.839.055**

* Customer Relations para 2012.

TIM Brazil accomplished 98%, considering 2011 budget – according to Accenture Evaluation

- ✓ Telecom applied an overall discount of 2,6% bringing the total amount to.9.996.000€
- ✓ The used grand total represents 98% of the total approved value.

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accenture

High performance. Delivered.

"Cooperation and Support Agreement among TELECOM ITALIA SPA and TIM CELULAR S.A."

Analysis and comparison to market prices

Rio de Janeiro, February 2012

© Accenture 2012

Strictly confidential

Index

— *Index* —

- **Introduction**
- **Document Objectives and Basic Assumptions**
- **Scope, Approach and Contents**
- **Evaluation and market price comparison**
  - **“Consulting”**
  - **“Outsourcing and Other Services”**
- **Conclusion**
- **Attachments**

© Accenture 2012

1

Strictly confidential

Introduction

Background – Information gathered by Accenture from Telecom Italia in relation to the Cooperation

The Cooperation between Telecom Italia (here and after named TI) and TIM CELULAR S.A. (here and after named TIM Part.) is aimed at allowing TIM Part to benefit from the highly advanced services, solutions and innovations, which are still not broadly available in the brasilian market, with reduced investment (capital outlay) and mitigated implementation risk. The Cooperation this year includes in its perimeter the new companies Intelig and TIM Fiber (here and after included in TIM Part.).

All cooperation and support activities that TI and TIM Part. carry out together can effectively improve Tim Part.'s challenge versus its competitors within the brasilian marketplace. In practical terms, the main benefits/advantages that can be achieved are:

- To take advantage of TI expertise and capability in the relevant industry, that was built-up throughout many years of TI operations as a primary player within the European market;
- Increase both effectiveness and efficiency by adopting in–house solutions that have already been extensively tested and used;
- Plug & Play of systems/services/processes/best-practices that have been extensively used in the Italian market and can be readily customized for the brasilian market.

In order to regulate these future support activities provided to the brasilian companies, a "Cooperation and Support Agreement" has been jointly developed by Italian and brasilian teams. Planned support services have been further evaluated and described hereafter.

In addition to this formal agreement, TI and TIM Part. also agreed on producing a "Roadmap" which specifies the breakdown of activities that are intended to be carried out in 2012.

The value of this contract represents less than 0,5% of the total annual capital expenditure forecasted for 2012.

Detailed Project Forms specifying contents/activities of each project will be produced before activities begin and will be shared directly with TIM Part. Management.

© Accenture 2012
2
Strictly confidential

Index

— Index —

- Introduction
- Document Objectives and Basic Assumptions
- Scope, Approach and Contents
- Evaluation and market price comparison
  - "Consulting"
  - "Outsourcing and Other Services"
- Conclusion
- Attachments

© Accenture 2012
3
Strictly confidential

Document Objectives

TIM Participacões S.A requested to Accenture Brazil to perform a comparison between market prices and prices within the "Cooperation and Support Agreement Amongst TELECOM ITALIA SPA (here and after named TI) and TIM CELULAR S.A. (here and after named TIM Part.)". The comparison this year widen its perimeter including Intelig and TIM Fiber projects.

The aim of this document is to presents the results of the comparison, made by Accenture, on the prices of the services and activities which form the scope of this "Cooperation and Support Agreement".

This analysis is based on available information provided to Accenture by TIM Part, such as roadmap of the major services to be carried out, with some additional information gathered directly from the relevant departments (e.g. supported capabilities and/or major application functionalities, daily rates, etc.).

© Accenture 2012
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Strictly confidential

Basic Assumptions

Accenture's analysis and conclusions will focus on verifying the prices of agreed services/activities in scope of the "Agreement between TI and TIM Part.".

Contents and details of this cooperation, summarized on the roadmap, were previously discussed at TI and TIM Part. management committee level and are considered "input" of this activity.

It is not included in this analysis any evaluation on identified specific contents to related services or deliverables.

In the following pages services and activities formally planned will be analyzed to evaluate if the applied prices are competitive and coherent with similar services and activities available in the market (*).

Accenture opinion will focus on comparing the prices of agreed services/activities within the "Agreement between TI and TIM Part.", according to the market standards.

From a legal stand point, it is not within on the scope of this document to verify any aspect related to legal terms and conditions.

Furthermore, this document does not imply any recommendation from Accenture for buying or not buying Telecom Italia services.

(*) Italian and Brasilian Markets.

© Accenture 2012
5
Strictly confidential

Index

— Index —

- **Introduction**
- **Document Objectives and Basic Assumptions**
- **Scope, Approach and Contents**
- **Evaluation and market price comparison**
  - **"Consulting"**
  - **"Outsourcing and Other Services"**
- **Conclusion**
- **Attachments**

© Accenture 2012
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Strictly confidential

Scope

Agreement contents – Project Type by Department for 2012

Services and activities objective of the "Agreement between TELECOM ITALIA SPA and TIM CELULAR S.A. can be categorised and summarised as follow:

Department	Consulting (*)	Outsourcing and Other Services (*)
Sales	○	*N.a.*
Marketing	○	*N.a.*
Customer Relations	○	*N.a.*
Corporate	○	*N.a.*
Network	○	○
Information Technology	○	○

The technical evaluation in the following pages will be basically managed by project type (Consulting, Outsourcing and Other Services). As in 2011, within the 2012 CSA Roadmap, no Plug & Play projects are included, only Consulting and Outsourcing & other services have been planned and therefore evaluated.

Concerning the analysis by Department, a new area (Corporate) has been added in the Roadmap 2012 comparing with the previous year, due to the inclusion of specific systems´ support or projects (i.e. Regulatory Accounting and Purchasing & Logistic).

(*) Legend:
***Consulting** refers to assessment, feasibility studies and related activities with no "Tangible" assets*
***Outsourcing and Other Services** basically refer to Outsourcing, Maintenance and Operation Services who imply a tangible and intangible assets (as systems, software, ..) to be managed by a third party.*

© Accenture 2012
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Scope

Agreement contents – Project Type by Legal entity and Department for 2012

In 2012 Agreement two more companies are included, other than TIM Brazil: Intelig and TIM Fiber.
The classification of services and activities provided by department and by legal entity is the following:

	Department	Consulting (*)	Outsourcing and Other Services (*)
TIM Brazil	Sales	○	*N.a.*
	Marketing	○	*N.a.*
	Customer Relations	○	*N.a.*
	Corporate	○	*N.a.*
	Network	○	○
	Information Technology	*N.a.*	○
INTELIG	Customer Relations	○	*N.a.*
	Network	○	*N.a.*
	Information Technology	○	*N.a.*
TIM Fiber	Customer Relations	○	*N.a.*

As already described, the technical evaluation in the following pages will be basically managed by project type (Consulting, Outsourcing and Other Services) and by department. No further analysis will be conducted on the split by legal entity.

© Accenture 2012
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Strictly confidential

Approach

Evaluation Approach

This Agreement contains different services and activities, all of which leverage TI experience, technical capability and marketing expertise.

Based on a very first high level analysis, these different consulting, outsourcing and plug & play services rely, in different ways, on Telecom Italia's specific expertise and related current assets.

Since the value of Telecom Italia's expertise and assets can not be objectively assessed, this evaluation will verify if agreed prices are competitive and coherent to similar services/assets existing on the market.

Telecom Italia technical expertise should be considered as a "premium" embedded in the consultancy activity and in the provisioning service process.

- Approach-

Intangible Asset
Tangible Asset
Consulting
(Marketing, Sales, Customer Operations, Network)
Outsourcing and Other Services
(Network and IT)
Plug & Play
(Network)
Expertise on the market
TI Expertise
1
2
3
Evaluation of agreed daily rates versus major Business Consulting firms daily rates
Evaluation of agreed daily rates for maintenance services
Qualitative check on services package completeness
Evaluation of project value, based on a comparison with the value of "alternative turn-key projects" covering the same capabilities (software licenses + system integration)

© Accenture 2012
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Contents (1/4)

Agreement contents – 2012 versus 2011

The 2012 roadmap value (**8.000 K €**) has decreased approximately of 22% in comparison to the 2011 value (**10.262 K €**) (*).

The prices are comparable with 2011's prices. The decrease in total value is due to the sum of several effects: even if consulting services perimeter increase due to the introduction of a new area (Corporate) and of two new legal entities acquired by TIM Part. (Intelig and TIM Fiber) with the related need of consulting projects, the consulting value decrease (from **5.149 K €** in 2011 to **4.548 K €** in 2011) as well as outsourcing and other services (from **5.113 K €** in 2011 to **3.452 K €** in 2012).

This trend is motivated by the phase out of some services as TIM is demanding more consulting support for analysis and feasibility studies, instead of outsourcing or plug & play, especially for the new two acquired legal entities.

This allows TIM Part. to develop specific competences and enable local departments to be independent and manage locally their own platforms. In fact also in 2012 there is the localization of three IT platform in TIM Brazil . In particular:

- Even if consulting value has decreased comparing with 2011 **(-12%),** The related weight has increased **(+7%)**, mainly due to the acquisition of two new legal entities (Intelig and TIM Fiber) and their demand of consulting expertise in the Network, Customer Relations and IT area.
- The "**Outsourcing and Other Services**" value has decreased in terms of value **(-32%)** and related weight **(-7%)** in comparison to 2011, mainly due to the localization by TIM Part. of some IT systems .
- The "**Plug & Play**" value is still zero like in 2010, since no more "plug & play" projects are required by TIM Part..

-22%
+ 15%
8.000
4548
Consulting
57%
K€
3.452
Outsourcing & Other Services
43%
2012
10.262
5.149
Consulting
50%
K€
5.113
Outsourcing & Other Services
50%
2011
8.890
3.077
Consulting
34%
K€
5.660
Outsourcing & Other Services
64%
153
Plug& Play
2%
2010

TI daily rates applied in the 2012 Agreement are the same as in 2011 and 2010. Accenture opinion approach will be coherent with the one applied in 2011 as a consequence of the consistency between 2012 and 2011 contract services categories.

(*) This analysis refers to a comparison between 2011 and 2012 CSA budget contract values (Roadmap 2012 versus Roadmap 2011)

© Accenture 2012
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Contents (2/4)

Agreement contents and evaluation perimeter

The total amount of the "Agreement between TI and TIM Part." can be summarised as follow according to project type:

Breakdown by Project Type	Value (K€)
Consulting	4.548
Outsourcing & Other Services	3.452
Plug & Play	0
Total	**8.000**

Outsourcing & other services 43%
Consulting 57%
Consulting
Outsourcing & other services

… or involved department :

Breakdown by Department	Value (K€)
Network	4.663
Information Technology	2.738
Customer Relations	345
Marketing	170
Sales	48
Corporate	36
Total	**8.000**

Customer Relations 4%
Marketing 2%
Sales 1%
Corporate 1%
IT 34%
Network 58%
Network
IT
Customer Relations
Marketing
Sales
Corporate

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Contents (3/4)

Agreement contents – Some Figures: Consulting Services

The total amount of **Consulting Services** can be summarized as follow by involved department: the majority of the Consulting Services is related to Network project (83%).

Breakdown by Department	Value (K€)
Network	3.799
Customer Relations	345
Marketing	170
IT	150
Sales	48
Corporate	36
Total	**4.548**

Customer Relations
8%
Marketing
4%
IT
3%
Sales
1%
Corporate
1%
Network
83%
Network
Customer Relations
Marketing
IT
Sales
Corporate

The total amount of **Consulting Services** can also be summarized as follow by company: the majority of the Consulting Services is related to TIM Brasil (67%).

Breakdown by Company	Value (K€)
Tim Brasil	3.059
Intelig	1.326
Tim Fiber	163
Total	**4.548**

INTELIG
29%
TIM Fiber
4%
TIM Brazil
67%
TIM Brazil
INTELIG
TIM Fiber

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Contents (4/4)

Agreement contents – Some Figures: Outsourcing and Other Services

"Top projects" represents approximately the 99% of all "**Outsourcing and Other Services**" projects; this type of projects refers only to TIM Brazil legal entity and to Network and IT departments.

Outsourcing & Other Services	Value (K€)
Revenue Assurance (RAP)	1.040
PCS	803
SCTR	745
TGDS – Maint. Services	224
TGDS - License Fee	155
Guitar 2G/3G - License Renewal	140
VAS Evolution	120
iNMS - Evolution Maint. Services	100
SANS – License Fee + Maint. Services	95
Others (*)	30
Total	**3.452**

(*) Projects whose individual value is minor than 95K€. Weighted value for non Top Project is about 1%.

Top Outsourcing & Other Services project % on total: 95%

SANS Licence Fee + Maintenance Services 3%
iNMS - Evolution Maintenance Services 3%
VAS Evolution 3%
Others not top (Erato) 1%
Revenue Assurance (RAP) 30%
Guitar 2G/3G - Licence Renewal 4%
TGDS License Fee 5%
Operation & Maintenance for TGDS 6%
PCS 23%
Interconnec.billing (SCTR) 22%

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Index

— Index —

- Introduction
- Document Objectives and Basic Assumption
- Scope, Approach and Contents
- **Evaluation and market price comparison**
  - “Consulting”
  - “Outsourcing and Other Services”
- Conclusion
- Attachments

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Evaluation and market price comparison – "Consulting" (1/3)

Consulting Services Summary

Consulting Services total value for 2012 is consistent with the amount agreed upon in 2011, in terms of pricing; the decreased value (of 12%) refers basically to a perimeter reduction of offered services related to Network, Marketing, and Sales, while Customer Relation, Corporate and IT have slightly increased from 2011.

- **Network Consulting (3.799 K€)** is decreased (of about **10%**) from 2011, with renewed projects for **1.895 K€** and new projects for an additional amount of **2653 K€**. This decreased is motivated mainly by the consolidation of TIM Brasil Network systems and related competencies, while the new projects are mainly due to TIM Part. new perimeter and related need of consulting support for new Business domains (approximately **1.127 K€**);
- **Customer Relations** value **(345 K€)** is **increased** respect to 2011 of about **15%,** while **Marketing (170 K€**) and **Sales (48 K€) decrease** respectively of about **63%** and **70%**; unit prices are the same as 2011 (*); there is a perimeter increase of services offered, due to TIM Part. needs to attack new business domains (Intelig and TIM Fiber). We can identify three kinds of projects for the three areas:
  - Projects in continuity with 2011, in order to complete a knowledge sharing or activities already started in 2011 (e.g.: SIM Card, Social Network, …)
  - Projects requested by TIM Part. in order to update local functions with the new strategies, offers, promotions developed by TI, that could be applied also to the brasilian market, especially for Wireline (e.g. Multi-channel, …)
  - Brand new projects due to new business domain (TIM Fiber).
- **IT and Corporate Consulting** have increased of 100% from 2011 (respectively **150 K€** and **36 K€**). IT projects are mainly related to Intelig, (Cloud offering) while Corporate projects include support to the Regulatory Accounting and Purchasing & Logistic.

Consulting
+67%
-12%
3.077
5.149
4.548
K€ 2010
K€ 2011
K€ 2012

Value of Activities (K€)
Year 2012 4.548€
New Activities
Renewed Services
Δ Activities: 2.653 K€
Renewed Activities: 1.895K€
Network: + 2119 K €
Customer Relation: + 276 K €
IT: +150 K €
MKTG: +70 K €
Corporate: + 36 K €
Δ Unit Price/ Man-day (*): 0
Unit Price Man-day(€)

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Evaluation and market price comparison – "Consulting" (2/3)

Consulting Services – Man days and Price List

Planned consulting services will involve skilled professional profiles correspondent to following Business Consulting profiles:

- Senior Manager (SM)
- Manager (M)
- Senior Consultant (SC) or Professional

Proposed effort in man days by professional profile can be summarized as follow:

	Value (K€)	MAN DAYS by Professional: Tot.	S.M.	M.	S.C.	# Projects	Blended Price (**)
Network (*)	3.799	-	-	-	-	27	-
Of which: Network (internal manpower)	3.714	5.243	524	2.097	2.621	26	725 €/md
Network (external costs)	85	-	-	-	-	1	-
Customer Relations	345	314	102	134	78	12	1.099 €/md
Marketing	170	152	47	62	43	5	1.118 €/md
IT	150	154	25	90	39	4	980 €/md
Sales	48	45	15	19	11	2	1.073 €/md
Corporate	36	32	10	15	7	2	1.130 €/md
Total (***)	4.548	5.940	723	2.417	2.799	52	680 €/md

The average blended rate **decreased of about 20%** compared to 2011 (853 €/md for 2011).

(*) The Network Consulting value must be split into two components: internal costs related to manpower activities (3.714 K€) and external costs (85€), related to activities supplied by external vendors, needed to provide specific competences for processes already implemented in TI.
(**)This blended price includes travel & lodge expenses for a total amount of 490 €/man day for the agreed 'out-of-town' days for Network and 700 €/man day for Marketing, Customer Relation, Sales, Corporate & IT.
(***) Overall blended rate for TI Consulting Services.

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Evaluation and market price comparison – "Consulting" (3/3)

Business Consulting – Italy & Brasil Market Price List (*)

Are proposed TI daily rates for "Business Consulting – like" services in line with standard market prices?

Business Consulting Companies Fees: TI (Italy) Price List (**)

€/ man day	A	B	C	D	E	F	G	AVG (Average daily rate)
Senior Manager	2.480	2.000	2.117	1.800	1.760	1.760	1.143	1.947
Manager	2.080	1.760	1.742	1.680	1.472	1.360	1.178	1.611
Senior Consultant	1.680	1.480	1.116	1.480	1.024	-	1.120	1.129

€/ man day	T.I. (***)
Senior Manager	1.085
Manager	665
Senior Consultant	490

T.I. Blended (1): 680

Average range – Analysis on Italian rates (****)

€/ man day	Min	Max
Average rates	990	1.485

T.I. Blended (1): 680

Average range – Analysis on Brasilian rates (****)

€/ man day	Min	Max
Average rates	1.872	2.108

TI daily rates and blended rate have been compared both with Business Consulting Price List at TI and with an average market range. *In both cases these daily rates can be considered in line with standard market prices.*

(*) Analysis done on the Italian Business Consulting Market because resources involved on this cooperation agreement are from Italy. Brasil Market price has been included to compare prices TIM Brasil could find for similar services within the brasilian market.
(**) These values refer to major Business Consulting Firms Price List in Telecom Italia for Italian resources. These values do not consider expenses and commercial discount. Values confirmed by TI for 2009 and 2010, discounted of 20% for 2011 to reflect Consulting price's decrease (due to the European economic situation) have been maintained for analysis in 2012, even if Consulting rates are decreasing in European market of about 10-15%.
(***) Values confirmed by TI also for 2012.
(****) This average range refers to an internal analysis on Global Business Consulting firms based on benchmark cross-industry daily rates and pyramids. Rates do not consider expenses and commercial discount. Italian market shows a reduction of about 10% while Brasilian market prices are increasing of about 7%.
(1) TI Blended calculated only on mandays, excluding the daily tariff for Travel & Lodge.

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Evaluation and market price comparison – "Outsourcing and Other Services" (1/7)

Outsourcing and Other Services Summary (1/2)

Projects that have been classified as "Outsourcing and Other Services" refer basically to two major kind of services provided by TI to TIM Part.:

- Outsourcing of platform physically located in Italy with related operation support and maintenance (e.g. TGDS)
- Ordinary and Evolution Maintenance for solutions already plugged in TIM Part. (Network and IT) (e.g.: RAP).

Outsourcing and Other Services total value is consistent with that of 2011 for renewed services, in terms of pricing, man days and related weight; the **decrease** of total value **(-32%)** refers basically to a perimeter reduction of services offered, motivated by the increased competences in TIM Brazil that allow an independent management of systems:

- For **IT** there is a consistent perimeter decrease mainly due to the retirement of three systems (DBR, IRMA, Mobile Advertising platform), substituted by local tools managed independently by TIM Part IT from 2012 and to the elimination of services (e.g.: security governance) that are now covered by the competences built in TIM Brazil itself.
- For **Network** there is a very light perimeter increase due to the introduction of a new O&M service (VAS Evolution) and by the moving of the I-NMS platform O&M from the IT to the Network responsibility.

Value of services K€
-9,7%
-32%
Outs.& Other Sev.s
5.660
(64%)
4.835
(85%)
IT
825
(15%)
Network
2010
Outs.& Other Sev.s
5.113
(50%)
4.350
(85%)
IT
763
(15%)
Network
2011
Outs.& Other Sev.s
3.452
(43%)
2.588
(75%)
IT
864
(25%)
Network
2012

Value of services K€
Year 2012 Value 3.452 K€
Increased N° Services
Renewed Services (3.332 k€)
ΔServices: +120 K€
Reduced services from 2011: -1.781 k€
Δ Unit Price: 0
Unit Price (€)
▪ Ntw: + 120 K€, for a new project (VAS Evolution)
▪ IT: - 1.762 K€
- 630 K€, for platforms retirement (DBR, IRMA, Mobile Advert.Plat)
- 797 K€, for services not needed anymore thanks to local competences increase (e.g: security governance) or service reduction (e.g.: PCS)
- 335 K€, for I-NMS moving under NTW perimeter
▪ Ntw: - 19 K€
+ 100 K€, for I-NMS moving under NTW perimeter (with service reduction respect to 2011)
- 78 K€, for Medusa O&M not required anymore in 2012
- 41 K€, for small variation of services provided also in 2011 (mainly Guitar 2G/3G License Fee reduction)

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Evaluation and market price comparison – "Outsourcing and Other Services" (2/7)

Outsourcing and Other Services Summary (2/2)

Projects that have been classified as "Outsourcing and Other Services" are the following:

- Ordinary and Evolution Maintenance for network solutions plugged in TIM Part. (TGDS, Guitar, SANS)
- Ordinary and Evolution Maintenance for IT solutions plugged in TIM Part. (RAP, SCTR, PCS,....)

	Outsourcing & Other Services	Value (K€)	% m.d.	% license	% help desk
Network solutions Maintenance Services	TGDS (License Fee + O&M)	379	4%	41%	55%
	Guitar 2G/3G - License Renewal	140	9%	91%	-
	VAS Evolution	120	100%	-	-
	i-NMS - Operation and Evolution maintenance	100	100%	-	-
	SANS (License Fee + O&M)	95	-	45%	55%
IT solutions Maintenance Services and other services	Revenue Assurance (RAP)	1.040	100%	-	-
	PCS + PCS Audit	803	100%	-	-
	Interconnection Billing (SCTR)	745	100%	-	-
Other Minor other services on Network solution (Non Top projects, less than 95K)	Others Projects (*)	30	17%	83%	-
	Total	**3.452**			

(*) Erato License Renewal (Network)

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Evaluation and market price comparison – "Outsourcing and Other Services" (3/7)

Network solution Maintenance Services

	Application Manag. & Oper.			Evolution Maintenance			Develop. HW hosting	Additional Help Desk & SLA	2007 Plug & Play value	2008 Other Services value	2009 Other Services value	2010 Other Services value	2011 Other Services value	2012 Other Services value
	Ordinary Mainten.	Bug fixing	Remote Support	Functional Design	Development/ Customization	Test & Deploy			Value (K€)	Value (K€)	Value (K€)	Value (K€)	Value (K€)	Value (K€)
TGDS	✓	✓	✓					✓	691	378	378	378	378	379
VAS Ev.			✓	✓	✓	✓			-	-	-	-	-	120
iNMS	✓	✓	✓	✓	✓	✓			1.610	183	310	335	335	100
SANS	✓	✓	✓					✓	105	-	149	94	94	95

2012 vs 2007 Ratios Evolution & OM / Plug&Play

The Ratio Evolution & OM/P&P represents the amount of yearly investment for evolution and ordinary maintenance compared with the value of the asset transferred to TIM Brazil into 2007 contract:

- **TGDS (*):** *55%* - The ratio *O&M/P&P* (there is no *Evolution activity)* is the same as the one of 2011 and it's compatible with the presence of a and Help Desk that requires 24H x 7d SLA with vertical resources fully allocated.
- **VAS Evolution:** this is a new project respect to the previous years and it's related to the development of new VAS services in the TGDS platform (e.g.: adaptation of the numbering plan)
- **iNMS:** 6% - The ratio *O&M/P&P* is quite low since the system is stable; it is decreased respect to the one of 2011 (21%) due to small requirements of system evolution
- **SANS:** 90% - The ratio *O&M/P&P* is the same as the one of 2011 and it's due to system customization requirements.

(*) TGDS and SANS are characterized by an annul license fee (included in the amount above reported). Even if quite unusual on the market, where unlimited fee are generally applied, the annual fee could be "justified" considering the natural obsolescence of the technology: all these products need at least yearly upgrade to be aligned with network technology evolution.

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Evaluation and market price comparison – "Outsourcing and Other Services" (4/7)

Network solution Maintenance Services

	Application Manag. & Oper.			Evolution Maintenance			Develop. HW hosting	Additional Help Desk & SLA	2007 Plug & Play value	2008 Other Services value	2009 Other Services value	2010 Other Services value	2011 Other Services value	2012 Other Services value
	Ordinary Mainten.	Bug fixing	Remote Support	Functional Design	Development/ Customization	Test & Deploy			Value (K€)	Value (K€)	Value (K€)	Value (K€)	Value (K€)	Value (K€)
TGDS	✓	✓	✓					✓	691	378	378	378	378	379
VAS Ev.			✓	✓	✓	✓			-	-	-	-	-	120
iNMS	✓	✓	✓	✓	✓	✓			1.610	183	310	335	335	100
SANS	✓	✓	✓					✓	105	-	149	94	94	95

2012 vs 2011 Ratios Evolution & OM

The Ratio 2012 vs 2011 represents the trend of yearly investment for evolution and ordinary maintenance for each system already live and available in TIM Brazil.

- **TGDS:** + 0,2% - the amount is the same as 2011; basically the package of services offered remains the same proposed in the previous years, with the same tariffs.
- **VAS Evolution:** + 100% - this is a new project respect to the previous year and it's related to the development of new VAS services in the TGDS platform (e.g.: adaptation of the numbering plan)
- **iNMS:** - 70% - the amount of O&M and Evolution is decreased respect to the previous years due to reduced requirements of new evolutions
- **SANS:** + 1% - the amount is almost the same as 2011; basically the package of services offered remains the same proposed in the previous years, with the same tariffs.

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Evaluation and market price comparison – "Outsourcing and Other Services" (5/7)

IT Solution Maintenance Services

Information Technology projects refer mainly to Ordinary Maintenance, Evolution Maintenance and additional Help-Desk services. Major services provided by project can be summarized as follow:

Project	Application Manag. & Operation			Evolution Maintenance			Development HW hosting	Additional Help Desk & SLA	Services provided also in 2011
	Ordinary Maintenance	Bug fixing	Remote Support	Functional Design	Development/ Customization	Test & Deployment			
RAP	✓	✓	✓	✓	✓	✓	✓	✓	✓
SCTR Brazil	✓	✓	✓	✓	✓	✓	✓	✓	✓
Security - PCS	✓	✓	✓	✓	✓	✓			✓

These set of major services agreed upon for planned IT Maintenance projects are in accordance with similar service packages on the market and the number of man days for each service is consistent with the one agreed for the same services in the previous years.

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Evaluation and market price comparison – “Outsourcing and Other Services” (6/7)

Outsourcing and Other Services: Network rates

Proposed services have been valorized using the following blended daily rates for internal personnel:

€/ man day	Value
T.I. Internal (*)	304

Are proposed daily rates in line with standard market prices?

Average range – Analysis on Italian rates (**)

€/ man day	Min	Max
Average rates	297	440

Average range – Analysis on brasilian rates (***)

€/ man day	Min	Max
Average rates	280	390

TI daily rates have been compared with an average range for similar services assessed on the market.
Daily rates can be considered in line with standard market prices.

(*) Average daily rates derived from figures provided by Network. There are no details on applied pyramids and involved seniority level.

(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates have to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.

(***) Brasilian rates have been inserted to evaluate prices available for TIM Part. in the brasilian Market.

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Evaluation and market price comparison – "Outsourcing and Other Services" (7/7)

Outsourcing and Other Services: IT rates

Proposed services have been valorized using the following blended daily rates for internal personnel:

€/ man day	Value
T.I. Internal (*)	343

Are proposed daily rates in line with standard market prices?

Average range – Analysis on Italian rates (**)

€/ man day	Min	Max
Average rates	400	540

Average range – Analysis on brasilian rates (***)

€/ man day	Min	Max
Average rates	390	560

TI daily rates have been compared with an average range for similar services assessed on the market.

Daily rates can be considered in line with standard market prices.

(*) Average gross daily rates derived from figures provided by IT for medium/high seniority levels. There are no details on overall applied pyramids.

(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates have to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.

(***) Brasilian rates have been inserted to evaluate prices available for TIM Part. in the Brasilian Market.

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Index

— *Index* —

- **Introduction**
- **Document Objectives and Basic Assumption**
- **Scope, Approach and Contents**
- **Evaluation and market price comparison**
  - **"Consulting"**
  - **"Outsourcing and Other Services"**
- **Conclusion**
- **Attachments**

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Conclusion

Conclusion - Summary

Non normal Attention Normal

Services and activities that form the scope of this "Cooperation and Support Agreement" analysis were based on the information available and provided by TI: roadmap of major activities and some additional information from involved departments (e.g supported capabilities and major application functionalities, daily rates).

These services/activities formally planned have been analyzed according to different approaches:

Intangible Asset
Tangible Asset
Consulting
(Marketing, Sales, Customer Operations, Network)
Outsourcing and Other Services
(Network and IT)
Plug & Play
Expertise on the market
TI Expertise
1
2
3

1. *Evaluation of agreed daily rates versus major Business Consulting firms daily rates*
2. *Evaluation of agreed daily rates for maintenance services*
   Qualitative check on services package completeness
3. *No Plug & Play Projects were present in 2012 roadmap*

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Conclusion

Conclusion - Some Highlights

- Roadmap Evolution -

16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
14.521
8.632
10.512
8.890
10.262
8.000
2007
2008
2009
2010
2011
2012
Consulting
Outsourcing&Other Services
Plug&Play
Tot

- Consulting Evolution -

16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
14.521
8.632
10.512
8.890
10.262
8.000
2007
2008
2009
2010
2011
2012
Consulting
Outsourcing&Other Services
Plug&Play
Tot

- The Roadmap for 2012, in comparison with 2011, widen its perimeter, including the new acquired companies Intelig and TIM Fiber and related projects.
- The total value of the Cooperation Support Agreement for 2012 has decreased of 22%, maintaining the descending trend and representing the lowest value since 2007.
- During the years, Consulting Services have been increasing (even if 2012 registers a reduction of about 11%), while Outsourcing and other services have been decreasing, mainly motivated by:
  - need of more consulting services to support new business domains, offering and services;
  - the increased competencies in TIM Brazil that allow an independent management of systems and related reduction of TI services.
- No new Plug & Play projects have been developed since 2010.

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Index

— Index —

- **Introduction**
- **Document Objectives and Basic Assumption**
- **Scope, Approach and Contents**
- **Evaluation and market price comparison**
  - **"Consulting"**
  - **"Outsourcing and Other Services"**
- **Conclusion**
- **Attachments**

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Attachments – project/activities details

Agreement contents – Outsourcing Projects major features

Major characteristics of "Outsourcing and Other Services" projects and activities can be summarized as follow:

Outsourcing and Other Services

Major features are:

- Asset/solution license from TI to TIM Part.
- Solution customizing based on TIM Part. local requirements (if applicable)
- Platforms owned by Telecom Italia and located both in Italy and Brazil (according to specificity)
- Major operating cost incurred by TI and recharged to TIM Part. through fees
- Service Level agreement set-up and management

Service Management
SW Licenses
Customizing
Facility Management/ HW Hosting
Ordinary & Evolution Maintenance
Outsourcing fees major component
Maintenance services major component

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Attachments – Projects list

Agreement contents – 2012 projects list

Here a short description "Outsourcing and Other Services" projects:

	Description
iNMS	Fault Management integrated with networking inventory
RAP	Revenue Assurance Package
Security - PCS	Access Management system that can efficiently support a Company cross functional process.
SCTR Brazil	Interconnection billing platform
Mobile Advertising Platform	Application aimed to support VAS (e.g. Mobile Campaign Service, Opt-in and TimSpotl
TGDS	Multi services platform for new VAS services launch
SANS	Reporting System providing statistics on data managed by TGDS
Guitar	GSM and UMTS Interactive Tool for Advanced Radio planning

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Attachments – List of Acronyms

Agreement contents – List of Acronyms

Here a list of used acronyms:

ANTS	Automatic Network Service System	SCTR	Sistema Consuntivazione Traffico Radiomobile
CDR	Call Data Report	Sec.PCS	Piattaforma Centralizzata di Sicurezza
DBLink	Data Base Link	SG-VAS	Sistema di Gestione VAS
DBR	Data Base di Rete	SI	System Integration
EJB	Enterprise Java Beans	SISO	Sell In Sell Out
GIS	Geographical Inforamtion System	SLA	Service Level Agreement
GUITAR	GSM and UMTS Interactive Tool for Advanced Radio planning	SM	Senior Manager
HW	Hardware	SMOP	Simtel Measurement Open Platform
iNMS	i Network Management System	SMSmon	Short Message Service Monitoring
IRMA	Integrated Radio Mobile Advanced	SNMP	Simple Network Management Protocol
IT	Information Technology	SQM	Service Quality Management
JDBC	Java Data Base Connectivity	SW	Software
M	Manager	TAS	Trend Analysis System
M.D.	Man Days	TDWH	Traffic DataWareHouse
NOC	Network Operating Center	TGDS	TACS GSM Delivery System
NW	Network	TI	Telecom Italia
O&M	Operation & Maintenence	TIM	Telecom Italia Mobile
PCS	Piattaforma Centralizzata di Sicurezza	TTM	Trouble Ticket Management
RAN	Radio Access Network	VAS	Value Added Service
RAP	Revenue Assurance Package	WAP	Wireless Application Part
SANS	Sistema Acquisizione Nazionale SMS	WFM	Work Force Management
SC	Senior Consultant		

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 Fifth AMENDMENT

to the

COOPERATION AND SUPPORT AGREEMENT

Fifth Amendment to the Cooperation and Support Agreement

This Fifth Amendment to the Cooperation and Support Agreement (the “Fifth Amendment”) is made this _____day of _____ 2012, by and between:

Telecom Italia S.p.A., an Italian corporation, with its head office located in the City of Milan, Italy, at Piazza Affari 2, 20123, registered with the Italian Register of Companies under number 00488410010 (hereinafter referred to as “TI”),

and

Tim Celular S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of São Paulo, State of São Paulo, at Avenida Giovanni Gronchi, no 7143, Brazil, registered with the National Register of Legal Entities (C.N.P.J.) under number 04.206.050/0001-80, (hereinafter referred to as “Tim Celular”), intelig telecomunicações ltda a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 370 registered with the National Register of Legal Entities (C.N.P.J.) under number 02.421.421/0001-11 (hereinafter referred to as “INTELIG”), Tim Fiber SP Ltda a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the city of São Paulo, State of São Paulo, at Avenida Alfredo Egídio de Souza Aranha, n. 100, Bloco B, 1o andar, Jardim Santo Antônio, registered with the National Register of Legal Entities (C.N.P.J.) under number 02.875.211/0001-01 (hereinafter referred to as “Tim Fiber SP”),  and Tim Fiber RJ S.A.  a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Marechal Floriano, no 19, 6o andar,  Centro, registered with the National Register of Legal Entities (C.N.P.J.) under number 02.720.349/0001-23 (hereinafter referred to as “Tim Fiber RJ”);

and, as intervening party,

Tim Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, no 3434, 7th floor, Brazil, registered with the National Register of Legal Entities – C.N.P.J. under number 02.558.115/0001-21, (“Tim Part”).

For the purposes hereof TI, TIM Celular, INTELIG, TIM Fiber SP, TIM Fiber RJ and TIM PART shall each individually be referred to as a “Party” and collectively be referred to as the “Parties”.

WHEREAS, TI, TIM CELULAR, TIM PART and TIM Nordeste S.A., as of the 30th of May 2007, executed the Cooperation and Support Agreement (the “Cooperation and Support Agreement”) for the provision of different kind of services and/or the granting of software licenses, by TI to TIM Celular and TIM Nordeste S.A., in the areas of inter alia Network, Information Technology and Marketing and Sales;

WHEREAS on the 8th April 2008, the 22nd April 2009, the 25th of May 2010, and the 6th of May 2011, TI, TIM CELULAR, TIM Nordeste S.A. (this latter only with respect to the First Amendment and the Second Amendment) and TIM Part, the latter as intervening party, entered into, respectively, a First Amendment, Second Amendment, Third Amendment and Fourth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Agreement from its Initial Term until 2nd January 2012 and determined the Road Map applicable for the years 2008, 2009, 2010 and 2011;

WHEREAS, effective as of December 30, 2009, INTELIG became a wholly owned subsidiary of TIM PART and therefore a company indirectly controlled by TI;

WHEREAS effective as of December 31, 2009, TIM Nordeste S.A. has been merged into its direct controlling company TIM CELULAR;

WHEREAS, on October 31, 2011, TIM Celular acquired the full Control over TIM Fiber SP and TIM Fiber RJ, which became therefore companies indirectly controlled by TI;

WHEREAS according to the Fourth Amendment to the Cooperation and Support Agreement, the Term of the Agreement expired on the 2nd of January 2012;

WHEREAS, (i) TIM Celular is willing to continue availing of TI’s support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the term of the Cooperation and Support Agreement for an additional twelve months period and (ii) INTELIG, TIM Fiber SP and TIM Fiber RJ are willing to adhere to the Cooperation and Support Agreement, as amended herein, agreeing to be bound by terms and conditions thereof in order to receive from TI services and licenses based upon TI’s successful expertise in the telecommunication sector;

WHEREAS the further extension of the Term of the Cooperation and Support Agreement contemplated herein, as well as the adherence of INTELIG, TIM Fiber SP and TIM Fiber RJ thereto, has been duly authorised by each Party’s corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Fifth Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1.         Definitions and Interpretation.

1.1       The definitions contained in the Agreement and its Annexes shall apply to this Fifth Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2       This Fifth Amendment modifies the Agreement according to the terms and conditions set forth below.  Except as expressly provided in this Fifth Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Fifth Amendment, and nothing contained herein, unless expressly provided to the contrary, shall be deemed to be or constitute an amendment, modification, extension, supplement or novation of the Cooperation and Support Agreement and its Annexes.

1.3.      Each reference in the Cooperation and Support Agreement or hereunder to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Agreement as amended pursuant to this Fifth Amendment.

1.4       Each reference in the Agreement to “Company” or “Companies” shall mean a reference, individually or collectively, as the case may be, to TIM Celular, INTELIG, TIM Fiber SP and TIM Fiber RJ.

1.5       Each reference in the Agreement to “Party” or “Parties” shall mean a reference, individually or collectively, as the case may be, to TI, TIM Celular, INTELIG, TIM Fiber SP and TIM Fiber RJ.

2.         Amendment to the Agreement.

2.1       Extension of the Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which expired on January 2, 2012, by establishing that the Agreement shall continue in full force and effect until [January 2, 2013] (the “Extended Term”).

2.2       Project Price Cap for 2012. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of  € [●] (● Euros) (the “Projects’ Price Cap for the Extended Term”).

2.3       Road Map for the Extended Term. Prior to the execution of this Fifth Amendment, the Companies have been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that the Companies may elect to pursue during the Extended Term. Such new Road Map for the Extended Term, has been further implemented in consultation between TI  and the Companies and, by the execution of this Fifth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I (“Road Map for the Extended Term”). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Agreement.

2.4       For the Extended Term agreed herein, each reference in the Agreement to the terms “Project Price Cap”, “Road Map”, “Term” and “Annex VII”, shall be intended as a reference made to “Project Price Cap for the Extended Term”, “Road Map for the Extended Term”, “Extended Term” and “Annex I”, respectively, as defined in this Fifth Amendment.

2.5       Adherence to the Agreement. By executing this Fifth Amendment, INTELIG, TIM Fiber SP and TIM Fiber RJ adhere to the Agreement as Parties thereto, irrevocably and unconditionally agreeing and undertaking to be directly bound by any and all terms and conditions of the Agreement.

2.6       The Parties acknowledge and agree that, for all that is not expressly provided in this Fifth Amendment to the contrary, the provisions contained in the Agreement shall remain in full force and effect and shall apply.

3.         Governing Law.

This Fifth Amendment shall be governed by the laws of Italy.  The provisions of Section 10 of the Agreement shall apply to this Amendment and are incorporated herein by reference, mutatis mutandis.

________________________________________
TELECOM ITALIA S.P.A.
By:
Title:

________________________________________
TIM CELULAR S.A.
By:
Title:

_______________________________________
INTELIG TELECOMUNICAÇÕES LTDA
By:
Title:

_______________________________________
TIM FIBER SP Ltda
By:
Title:

_______________________________________
TIM FIBER RJ S.A.
By:
Title:

And, as intervening Party:

________________________________________
TIM PARTICIPAÇÕES S.A.
By:
Title:

Annex I

ROADMAP FOR THE EXTENDED TERM

Breakdown of Cooperation and Support Agreement 2012

AREA	Roadmap Price (K.EURO)
MARKETING	170
SALES	48
CUSTOMER RELATIONS	133
CORPORATE	36
TIM FIBER	163
INTELIG	199
INFORMATION TECHNOLOGY	2.588
NETWORK	3.536
NETWORK INTELIG	1.127
TOTAL PRICE OF PROJECTS	8.000

Telecom Italia – Confidential

0

Marketing - Projects 2012 Brazil (1/2)

PROJECT		BENEFIT	TIMING	PRICE (K.EURO)
Social Network	Actual market situation & TI position Social Network Strategy	*To guarantee the monitoring of new model & site where customer needs arise.*	*January – December 2012*	*20*
Diagnostic of E2E performances phase 2	Revenue Assurance Management tools	*To maximize revenues and customer satisfaction.*	*January – December 2012*	*40*
Customer Base Management in multichannel approach	Marketing plan Multichannel approach	*To guarantee the caring evolution and optimization on channels*	*January – December 2012*	*40*

Telecom Italia – Confidential

1

Marketing - Projects 2012 Brazil (2/2)

PROJECT		BENEFIT	TIMING	PRICE (K.EURO)
SIM Card/Device	SIM card development Application and testing Roadmap generation Smart Phone pack SIM Card Platform	*To guarantee Sim card / Handset development process*	*January – December 2012*	*40*
M-Payment and NFC	Benchmark of Italian situation Processes and organization	To reduce costs, increase revenues and improve service level and corporate image.	*January – December 2012*	*30*

TOTAL K.€	170

Telecom Italia – Confidential

2

Sales Consumer - Projects 2012 Brazil (1/2)

PROJECT		BENEFIT	TIMING	PRICE (K.EURO)
Trade marketing	Processes optimization Training	*To share experience of mature market*	*January – December 2012*	*18*
Retail	Activities and processes Organization Support to Points of Sales Extension of activities at the point of sale	*To guarantee model evolution, sales and post sales coverage according to new network model implementation*	*January – December 2012*	*30*

TOTAL K.€	48

Telecom Italia – Confidential

3

Customer Relations - Projects 2012 Brazil (1/2)

PROJECT		BENEFIT	TIMING	PRICE (K.EURO)
Multichannel	Efficiency in CC human and not human Channels activities specialization and distribution (caring and sales)	*Not Human channel development thanks to an analysis of activities, priority, benchmark*	*January – December 2012*	*48*
Customer Care Sales	Activities Logistic Processes	*To increase sales thanks to activities review, tools availability*	*January – December 2012*	*48*
Social Network	CC management model	*To share Social Network experience and evolution*	*January – December 2012*	*19*

Telecom Italia – Confidential

4

Customer Relations - Projects 2012 Brazil (2/2)

PROJECT		BENEFIT	TIMING	PRICE (K.EURO)
Official Organization, & Customer Association	Claims management Relationship with government institution		*January – December 2012*	*18*

TOTAL K.€	133

Telecom Italia – Confidential

5

Corporate - Projects 2012 Brazil (1/1)

PROJECT		BENEFIT	TIMING	PRICE (K.EURO)
Compras Comerciais e Logística	Purchasing process optimization Best practice exchange	*Knowledge process*	*January – December 2012*	*18*
Accounting regulatory system	Management expertise Support system	*Knowledge*	*January – December 2012*	*18*

TOTAL K.€	36

Telecom Italia – Confidential

6

TIM Fiber - Projects 2012 Brazil (1/2)

PROJECT		BENEFIT	TIMING	PRICE (k.EURO)
Devices & Product evaluation	Process analysis and support for product evaluation. ADSL CPE requirement definition complaint with the performance and functionality requirements, alignment with the purchasing process in line with the strategic plan	*To support the selection of the suitable device for the service. To optimize the investments.*	*January – December 2012*	*29*
ADSL Service Delivery & Assurance Processes review	Delivery & Assurance Processes review. Methods and know-how sharing for managing Delivery and Assurance processes	*To improve the processes in terms of times and costs reduction.*	*January – December 2012*	*29*
Customer Caring Management	Tools and processes requirement and evaluation to support caring. Processes sharing needed to manage the Caring processes (pre and post sales)	*To improve the customer information using a unique system.*	*January – December 2012*	*29*
Support sales processes and sales management	Sales Support Tools and Trade Marketing (ej Evolution, Sales HUB, Sales Mate) know-how sharing to support the service sales	*To improve the performance of the sales activities through the introduction of new tools.*	*January – December 2012*	*29*
Customer Care - Operations guide lines	Performance Analysis and diagnosis, benchmarking. Start up support and go-to-market	*To optimize the response time to the customer in case of assistance needs.*	*January – December 2012*	*18*

Telecom Italia – Confidential
7

TIM Fiber - Projects 2012 Brazil (2/2)

PROJECT		BENEFIT	TIMING	PRICE (k.EURO)
Service & Caring Model	Service & Caring Model review: offers, service configuration .Product, advertising,	*To optimize the introduction of the new services following the market and innovation requirements.*	*January – December 2012*	*29*

TOTAL K.€	163

Telecom Italia – Confidential

8

Intelig - Projects 2012 Brazil 1/2

PROJECT		BENEFIT	TIMING	PRICE (k.EURO)
Cloud Offer	Support in the understanding and design of an offer based on the Cloud paradigm. Telecom Italia will provide all the know-how and support needed to service creation and marketing personnel directly from its operations and line staff/management.	Know the overall strategy of Cloud Computing TI Portfolio including roadmap, organization. Determinate the best Cloud services portfolio for TIM Brazil/Intelig.	*January – December 2012*	*40*
Federative Clouding	Support the creation of a cloud federation with Telecom Italia giving an overall looking at the standardization, confidentiality, security, provisioning, contracts and legal responsibility for the virtual infrastructure.	Have an demo environment at fingertips to rapidly and deeply investigate on ICT products to launch on the market.	*January – December 2012*	*40*
Vertical ICT Portfolio	Support, on a consultancy basis, to determinate a Vertical ICT portfolio which will best fit the Brazilian market. Through an advanced competence and a complete portfolio, skilled experts will sustain the analysis of all the strategies to compete on the business.	Knowledge about the best in class ICT Vertical Services and related benchmark.	*January – December 2012*	*40*
Top Client Experience	In joint with Testimonials of Telecom Italia, the project will be provided in Italy for the Brasilian Top Client (and/or prospect) in order to update them on the most innovative solutions, give trust on the TI Group and stimulate the demand on ICT.	Positioning with its clients and in the market. Company images.	*January – December 2012*	*30*

Telecom Italia – Confidential

9

Intelig - Projects 2012 Brazil (2/2)

PROJECT		BENEFIT	TIMING	PRICE (k.EURO)
Roaming Partnership	Strategies & models: voice and data traffic Alliances & partnership	*To increase revenues and synergies to leverage on SA market*	*January – December 2012*	*15*
E2E Intelig processes: assurance, delivery	Know-how transfer	*To improve the processes in terms of times and costs reduction.*	*January – December 2012*	*34*

TOTAL K.€	199

Telecom Italia – Confidential
10

IT - Projects 2010 Brazil (1/2)

PROJECT		BENEFIT	TIMING	PRICE (K.EURO)
Interconnection Billing	▸ *"SCTR"*, is the TI software dedicated to interconnection billing. It performs sizing, pricing, discounting and accounting of the traffic exchanged between interconnected telecommunication companies, both for fixed and obile networks. It has been in house developed and conceived to offer flexible solutions by using a technological platform aligned to the current market standards, in order to meet the growing interconnection needs. ▸ New and/or improved functions shall be developed and implemented by TI (evolution); ▸ TI will provide a Remote Support Group which will provide second level assistance to TIM Brasil and will be activated in case of s/w bugs, system crash, critical system performance problems, need of urgent changes in processing flow.	Corporate centralized solution to manage the Iterconnection Billing business. Support the traffic size growth and the assurance of Interconnection revenue. Align SCTR Platform to improve the performances and to manage the basic configuration in a user-friendly environment	*January – December 2012*	*745*
Revenue Assurance Package	▸ The RAP System is a Revenue Assurance enabling platform. It is designed with a "best of breed" approach in order to be efficient and robust and allow a "fast track" implementation of the monitoring requirements. ▸ It supports both the "classical RA Approach" (balancing and reject monitoring) and a more "transaction oriented" Revenue Assurance approach. ▸ TI shall provide a package review and new releases of RAP in the course of 2012, incorporating new functionalities (evolution) and the enhancements of the platform to take into account the new version of the operating system, DB and reporting tool ▸ TI will provide a Remote Support Group which will provide second level assistance to TIM Brasil and will be activated in case of s/w bugs, system crash, critical system performance problems, need of urgent changes in processing flow	To answer Revenue Assurance and Billing areas demands through controls improvements in CDR process from mediation platform , pre paid, post paid, interconnection and co-billing systems. Better information accuracy and performance improvement in the KPI analysis, due to the development of detailed and user-friendly reports, with comprehensive statistics data from different periods.	*January – December 2012*	*1.040*

Telecom Italia – Confidential
11

IT - Projects 2012 Brazil (2/2)

PROJECT		BENEFIT	TIMING	PRICE (K.EURO)
Security - PCS Project	‣ Security is one of the most important issues to be faced by any IT department in a telecommunications Company. ‣ Tim Brasil and Telecom Italia, in order to comply the Sarbanes Oxley Act, shall deploy an Identity and Access Management system that can efficiently support a Company cross functional process. ‣ Specifically, in its role as support group, TI shall package and support installation of the s/w kit, produce integration test plans, support integration tests and User Acceptance Tests, provide training and all necessary documentation.	Provide Automatisation and Control: Manage user identities and entitlements , authentication, authorization and accounting of the user accessing the majority of Tim Brasil applications Trace the management activities of the user credentials (user id and password) and entitlements (SAP); Trace the user accesses to the applications 'PCS connected'.	*January – December 2012*	*803*

TOTAL K.€	2.588

Telecom Italia – Confidential

12

AREA Network - Projects 2012 Brazil (1/4)
TIM BRASIL

PROJECT	BENEFIT	TIMING	PRICE (K.EURO)
Access Network – Engineering	*Support to radio access engineering focused on RNC dimensioning (Huawei, Ericsson e Nokia).*	*January – December 2012*	***131***
Access Network - Testing	*Sharing of TI test plan for TIMBR network testing (PVV) and PVV execution.*	*January – December 2012*	***351***
Training	*Basic and Advanced 3G course; Basic LTE course; Guitar course*	*January – December 2012*	***50***
Microwave	*Testing new vendors and new features*	*January – December 2012*	***250***
Netep	*Sharing TI own technological scouting process and dimensioning tools for network evolution analysis.*	*January – December 2012*	***200***
TN CL4 Support	*CL4 Network evolution; User Plane Evolution; C4 Network evolution*	*January – December 2012*	***100***
CN Circuit Switched	*C5 Architecture Evolution*	*January – December 2012*	***100***

Telecom Italia – Confidential

13

AREA Network - Projects 2012 Brazil (2/4)
TIM BRASIL

PROJECT	BENEFIT	TIMING	PRICE (K.EURO)
CDN	*Mobile Content Delivery - Caching*	*January – December 2012*	***20***
Circuit Switched	*Software Evolution in Core Network*	*January – December 2012*	***50***
OSS Engineering and Planning Support	*Technical specialist support on:* *- OSS testing (Network Area)* *- Network & Element Manager requirement management and deployment* *- TEMIP vs Netcool Migration*	*January – December 2012*	***175***
IP Network Technical Support	*IP Network Testing Support new functionalities studies, design support & laboratory tests, including people training*	*January – December 2012*	***347***
TRANSPORT Support to Testing	*Transport Network Testing Support new functionalities studies & laboratory tests, including people training*	*January – December 2012*	***411***
TRANSPORT Support to Operation Maintenance	*Transport Network deployment support PQR, Procedures and optimization for network development, including on field checks* *Transport network O&M support O&M rules and procedures of transport network*	*January – December 2012*	***437***

Telecom Italia – Confidential
14

AREA Network - Projects 2012 Brazil (3/4)
TIM BRASIL

PROJECT	BENEFIT	TIMING	PRICE (K.EURO)
TRANSPORT NETWORK - Implementation best practices	*Workshop & knowledge sharing about:* *- External network physical BP construction;* *- Internal network transmission/transport rooms BP construction;* *- Internal network transmission installation BP;* *- Vendor Rating (from Implementation perspective).*	*January – December 2012*	***50***
Guitar 2G/3G - License Renewal	*Exploiting TI own radio planning tool. Includes Database Customization*	*January – December 2012*	***140***
Erato - License Renewal	*To optimize radio channels dimensioning process and increase efficiency*	*January – December 2012*	***30***
TGDS - 2011 License Fee	*Allowing operator to improve time to market in launching of new VAS through a multiservice platform (in tim Brasil network)*	*January – December 2012*	***155***
SANS License Fee	*Allowing operator to monitor the performance of services implemented on TGDS platform*	*January – December 2012*	***43***
Operation and Maintenance Support for TGDS	*O&M Support for SMART Platform (TGDS)*	*January – December 2012*	***224***
Operation and Maintenance Support for SANS	*Skilled Support for O&M Activity*	*January – December 2012*	***52***

Telecom Italia – Confidential
15

AREA Network - Projects 2012 Brazil (4/4)
TIM BRASIL

PROJECT	BENEFIT	TIMING	PRICE (K.EURO)
iNMS - Evolution Maintenance Services	*SW and Operation & Maintenance Support*	*January – December 2012*	***100***
VAS Evolution	*Customization for:* *-New Numbering Plan on Sao Paulo* *-Evoluzione TLLA a SIP* *-Upgrade HW*	*January – December 2012*	***120***

TOTAL TIM Brasil K.€	3.536

Telecom Italia – Confidential
16

AREA Network - Projects 2012 Brazil (1/1)
INTELIG

PROJECT	BENEFIT	TIMING	PRICE (K.EURO)
SHORT TERM PLAN	*Engineering support on MSAN, Aggregation layer, Service Model* *Testing: E2E PVV, Environmental PVV, and support on PQR* *Support to secondary network design criteria definition* *Support to definition of creation, provisioning and assurance processes* *OSS: Regman & NEXT introduction, case study* *Support to CPE selection*	*January – April 2012*	***771***
MID - LONG TERM PLAN	*Study of long term + green field solution+ definition of FTTB* *"Emission of a new RFI/RFQ for long term/green field+FTTB"* *Study of possible architecture per voice services , home connected & video / IPTV Broadcast solution.*	*January – December 2012*	***356***

TOTAL INTELIG K.€	**1.127**

Telecom Italia – Confidential
17

Avv. Claudio Costa
Via Viotti, 9
10121 Torino - Italy

To the attention of
MOMSEN, LEONARDOS & CIA
Rua Teófilo Otoni, 63 / 10° andar
20090-080 Rio de Janeiro
RJ - BRASIL

Via e-mail
Confirmation by courier

LEGAL OPINION

Re: Draft Fifth Amendment to the Cooperation and Support Agreement between Telecom Italia S.p.a. and Tim Celular S.A. and Intelig Telecomunicações Ltda and Tim Fiber SP Ltda, and Tim Fiber RJ S.A. and Tim Participações S.A. (the "Fifth Amendment")

Dear sirs, in our opinion, the text of the above referenced Fifth Amendment, as herewith enclosed, substantially complies with the mandatory rules of the Italian contract law, in the sense that the extension of the term of an agreement and the adherences of other parties to an agreement can be made with the consent of all Parties.

The present legal opinion is based solely on the document provided to us, namely the text of the Fifth Amendment herewith enclosed (Annex I, Road Map for the Extended Term or other information were not provided to us and were not considered). In particular, it is excluded from the present opinion the consideration of the business aspects of the case, comprising those connected with the concrete interests of the parties into the various provisions of the Fifth Amendment and the Cooperation and Support Agreement since we are not aware of the negotiations occurred between them.

As we previously discussed, we are not expert of fiscal, currency, corporate or administrative matters (telecommunications, data protection laws), and separate advise should be obtained for any issues related to these subjects.

Yours sincerely

Avv. Claudio Costa
(Attorney at Law)

Turin, 2 February 2012

Avv. Claudio Costa - Via Giambattista Viotti, 9 - 10121 Torino (Italy) - P.IVA 04684390018 - C.F. CSTCLD55A01E463N

DRAFT
For Discussion Purpose Only

FIFTH AMENDMENT

TO THE

COOPERATION AND SUPPORT AGREEMENT

DRAFT
For Discussion Purpose Only

Annex I

ROADMAP FOR THE EXTENDED TERM

MOMSEN
LEONARDOS
& CIA
Desde/Since 1919

February 01, 2012

ENDEREÇO
RUA TEÓFILO OTONI 63 / 6º e 10º andares
CENTRO
20090-080 RIO DE JANEIRO - RJ
BRASIL

TEL.: (21) 2136-4100
FAX: (21) 2136-4200

E-MAIL: momsen@leonardos.com.br
http://www.leonardos.com.br

TIM CELULAR S.A.
Av. das Américas, 3434
bloco 6 - GATE
Barra da Tijuca
22640-102, Rio de Janeiro, RJ
At: Dra. Áurea Núbia Santos
anubia@timbrasil.com.br
Dr. Jaques Horn
jhorn@timbrasil.com.br

Mauricio Leonardos
Flávio Leonardos
Filipe da Cunha Leonardos
Gustavo Leonardos
Gabriel Francisco Leonardos
Denise Leite de Oliveira Dale
Elisabeth Kasznar Fekete*
Gustavo José Ferreira Barbosa
Eduardo Colonna Rosman
João Luis d'Orey Facco Vianna
Tomaz Francisco Leonardos**
Antonio Carlos Ramos
Cláudio Roberto Barbosa*
Fernanda Burin Leonardos
Liz Starling
Marcelo Canellas Leite
Marcelo de Oliveira Müller
Ricardo Cardoso Costa Bodin
Ronaldo M. Varella Gomes
Rosane Rego Tavares da Silva
Sonia de Moraes Souza
Tatiana Almeida Silveira
Adriana de A. Monteiro Duarte
Adriana Loureiro José
Adriana Maria Costa Becho
Alexandre Fragoso Machado*
Alexandre Magno de Lima
Alice Rayol Ramos Sandes
Aline Ferreira de Carvalho da Silva
Aline Melissa da Silva Forrester
Ana Lúcia P. Roque
Ana Maria Cendon
Ana Paula Portes da Silva
Ana Paula Pitta de Moura
Andre Bastos Venturini
Anita Monika B. Cordeiro Guerra
Cinara Romanelli
Cláudia de Noronha Santos
Cláudia Ulhoa Pimentel
Cyntia Penna Vieira
Daniela Alves Pedrosa*
Daniela Lin
Daniella Soares Pifano Barcia
Deborah Moura Lopes
Diana Marcondes de Paula
Diego Praza Monaco
Dulce Maria Mattos Farias
Edson Paula de Souza*
Eliane Maria de Souza Costa*
Evandro Felix Ribeiro Leite
Fabio de Araujo Ottoni Ferreira
Flávia Bergatti Tremura*
Francisco Petersen Barreto
Gabriela Faulhaber e Silva
Gabrielle Faria Fonseca
Gigliola Dias Guimarães
Gisela Ribeiro Glissmann
Guilherme Fucs*
Gustavo Coutinho M. Bacelhau
Heidi Gorenstein Nigri
Jamile Rodrigues de Oliveira
Júlia Braz Arévalo
Karin Serrano de A. Mauroy
Karina de Godoy Dalha
Marcelo Mello Bezerra
Marcos Antonio M. Ramos
Marcos de Souza P. Bastos
Maria Aparecida Rufino Teruya*
Maria Claudia B. A. Souza
Maria Cláudia Sabatini
Maria de Lourdes Albuquerque
Maria Eugênia Leonardos
Marisa Moura Momoli
Michelle Melo da Silva
Mônica de Cássia P. da Motta
Monica Martins Petrizi
Mônica Simas Medeiros
Mônica Souza Pinto
Nair Teixeira da Costa
Nancy Satiko Caigawa*
Patricia de Oliveira Lopes
Patricia Pentual Appel
Patricia Schneider
Paulo Rodrigo B. dos Santos
Péricles Madureira de Pinho Neto
Priscila Kurdian Castanho Afonso
Priscila Mayumi Kashiwabara*
Rafael Lacaz Amaral
Renata Alves Reboucas
Roberta de Oliveira Mendes
Sabrina Lattanzi Miranda
Stephen Jennings
Thereza G. Curi Abranches
Tomaz Henrique Leonardos
Vera Lucia de Souza
Vivian de Melo Silveira

* Atuam em São Paulo
** Consultor

REF.: Review of the Fifth Amendment to the Cooperation and Support Agreement executed between *TELECOM ITALIA S.P.A. with TIM CELULAR S.A.; INTELIG TELECOMUNICAÇÕES LTDA.; TIM FIBER SP LTDA* e *TIM FIBER RJ S.A.*
Our ref.: L2789

Dear Sirs,

We refer to the above mentioned subject matter and to your request that we reexamine the Legal Opinion of February 07, 2011, regarding the Cooperation and Support Agreement and review the Fifth Amendment to such Agreement.

In this regard, we would like call your attention to the fact that both the Agreement and the Amendment at stake are governed by the Italian Law. However, considering that it shall take place in Brazil we would like to provide you with the following comments.

The Amendment's main purposes are: (i) the renewal of the Agreement's term for one more year, that is, until January 2, 2013; (ii) the adherence of new parties (*INTELIG TELECOMUNICAÇÕES LTDA*; *TIM FIBER SP LTDA* and *TIM FIBER RJ S.A.*) to the Agreement; and (iii) disclosure of a new Road Map which relates to year 2012 (hereinafter *Road Map for the Extended Term*).

Such renewal is duly established by clause 8.1.1 of the Agreement and it is not in conflict with Brazilian Law.

ABAPI
ASSOCIADO

*Filial São Paulo / São Paulo Branch: Av. Nove de Julho, 3.147 / 11º Andar – Jardim Paulista – 01407-000 – São Paulo – SP - Brasil

MOMSEN, LEONARDOS & CIA.
Agente da Propriedade Industrial
Licensed Patent and Trademark Agents

2

As a consequence of such renewal, the Amendment also needs to adequate the Agreement to the current new commercial scenario modifying the text of clause 5.1 (now referring to "Project Price Cap for 2012"), clause 3.1.1 and its Attachment VII (now referring to "*Road Map for the Extended Term*").

Regarding the "*Road Map for the Extended Term*", as set forth by clause 3.1.1 of the Agreement, we would like to stress that such document was drafted by TELECOM ITÁLIA S.P.A. and further implemented and finalized in consultation with the other contracting parties.

After reviewing the Amendment, we are in a position to confirm that apart from the adherence of *INTELIG TELECOMUNICAÇÕES LTDA*; *TIM FIBER SP LTDA* and *TIM FIBER RJ S.A.* as new parties to the Agreement, such document does not present any substantial modification to the Agreement executed by the parties in May 2007, as the Agreement's main aspects remain as originally drafted. In view of this, we reiterate the content of our previous legal opinion and confirm that the Agreement is in accordance with Brazilian Law. Likewise, the analysis of similar clauses in agreements of the same nature executed by companies with similar characteristics of those of *Italia Telecom Group* allow us to conclude that the clauses of the Agreement remain in accordance with the terms and conditions usually adopted in arm's length transactions.

In view of the above mentioned, we fully reiterate the contents of our opinion of February 07, 2011, which can be summarized as follows: (i) the provisions of the Agreement remain in full efficacy according to the Brazilian legislation and we do not foresee any conflict between its provisions and the Brazilian Law; (ii) the modifications proposed by the Amendment do not affect the nature of the Agreement and, therefore, we confirm that it is not a Technology Transfer Agreement to be submitted for recordal at the Brazilian Patent and Trademark Office (BPTO).

As mentioned in our opinion of February 07, 2011, the parties are free to establish the Italian Law as the governing law of the Agreement. However, the Brazilian Law cannot be completely exempted and it may be applicable, if a conflict regarding such contract is submitted to a Brazilian Court.

MOMSEN, LEONARDOS & CIA.
Agente da Propriedade Industrial
Licensed Patent and Trademark Agents

3

It is our opinion that both the Agreement and the Amendment can be executed by the contracting parties as they are perfectly in accordance with the Brazilian Law.

Yours sincerely,

MOMSEN, LEONARDOS & CIA.

Gisela Ribeiro Glissmann
OAB/RJ 100587

Thereza G. Curi Abranches
OAB/RJ 136229

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 27, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.